FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by Hang Seng Bank, a 62.14% indirectly held subsidiary of HSBC Holdings plc.

8 January 2013

HANG SENG BANK
CHANGE IN THE GROUP'S ACCOUNTING TREATMENT OF ITS INVESTMENT IN INDUSTRIAL BANK

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Hang Seng Bank Limited together with its subsidiaries (the "Group") wishes to update shareholders on matters relating to its investment in Industrial Bank Co., Ltd. ("Industrial Bank").

On 6 March 2012, Industrial Bank announced a proposal for the private placement of additional share capital to a number of third parties. Subsequent to the completion of the private placement on 7 January 2013, the Group's equity holding in Industrial Bank was reduced from 12.8% to 10.9%.

The Group acquired 639,040,200 shares in Industrial Bank in 2004 which represented 15.98% of the enlarged share capital of Industrial Bank after acquisition. Following Industrial Bank's A-share listing in 2007 and a further rights issue in 2010, the Group's interest in Industrial Bank was diluted to 12.8%. As part of the arrangements for the first acquisition in 2004, the Group was invited to nominate a person to join the board and executive committee of Industrial Bank. Further, there were arrangements for the provision of general technical assistance by the Group to Industrial Bank which persisted for a number of years. The totality of these arrangements supported the ability of the Group to exercise significant influence over the financial and operating policy decisions of Industrial Bank and accordingly, the Group accounted for its share of results and net assets of Industrial Bank in accordance with the applicable Hong Kong Financial Reporting Standards as an "associate".

In light of the recent developments and in particular the completion of the share placement by Industrial Bank to a number of third parties, the Group has reassessed the totality of the circumstances regarding its investment in Industrial Bank, including the shareholding composition and the expiry of general technical assistance arrangements between the Group and Industrial Bank. The Group has come to the conclusion that it will no longer be in a position to exercise significant influence over the financial and operating policy decisions of Industrial Bank. Accordingly, the Group will cease to account for the results of Industrial Bank as an "associate" with effect from 7 January 2013, the date of completion of the placement of new shares by Industrial Bank.

Ceasing to account for Industrial Bank as an "associate" will give rise to an accounting gain, representing the difference between the fair value of the financial investment in Industrial Bank and its carrying value in the Group's consolidated financial statements, the reclassification of the related cumulative foreign exchange and other reserves, and the tax effect as a result of the derecognition. Based on the last trading date preceding the placement completion date, the market value of the shares in Industrial Bank, which is also the fair value, was RMB23.2 billion, leading to a non-distributable accounting gain of approximately HKD9.5 billion for the financial year ending 2013. Thereafter, the holding in Industrial Bank will be recognised as a financial investment in the balance sheet of the Group with any subsequent movements in its fair value reflected in accordance with current applicable Hong Kong Financial Reporting Standards.

Shareholders and potential investors should note that, subsequent to the change in accounting treatment of the investment in Industrial Bank, the Group will no longer account for its share of results and net assets of Industrial Bank. Dividends from Industrial Bank will be accounted for in the Group's consolidated income statement. Dividend income received from Industrial Bank has historically been lower than the Group's share of Industrial Bank's results. Based on the Group's published financial statements, the proportionate contribution of the share of Industrial Bank's profits after tax to the Group's attributable profit for the half year ended 30 June 2012 was approximately 25.4%.

The Group will continue to work closely with Industrial Bank and explore further collaboration opportunities in various business areas.

As at the date hereof, the Board of Directors of Hang Seng Bank Limited comprises Dr Raymond K F Ch'ien* (Chairman), Ms Rose W M Lee (Vice-Chairman and Chief Executive), Dr John C C Chan*, Dr Marvin K T Cheung*, Ms L Y Chiang*, Mr Andrew H C Fung, Ms Anita Y M Fung#, Dr Fred Zuliu Hu*, Mr Jenkin Hui*, Ms Sarah C Legg#, Dr Eric K C Li*, Dr Vincent H S Lo#, Mrs Dorothy K Y P Sit#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

*      Independent non-executive Directors
#          Non-executive Directors

By Order of the Board
C C Li
Secretary
Hong Kong,
8 January 2013

Media enquiries to Brendan McNamara on +44 (0)20 7991 0655 or at brendan.mcnamara@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                               Date: 08 January 2013